Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

FILED VIA EDGAR

August 27, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Topturn OneEighty Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Hui of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on July 2, 2015 on the Trust’s Post-Effective Amendment No. 40, filed on May 19, 2015 (Accession No. 0001398344-15-003398).  Set forth below is a summary of the comments provided by the Commission staff and the Trust’s response to each.

PROSPECTUS

Principal Investment Strategies (pp. 2-4)

COMMENT 1:	The second sentence of the first paragraph of the Principal Investment Strategies section on page 2 states that “The Fund executes this strategy by investing primarily in exchange-traded funds (“ETFs”) or baskets of securities (i.e., groups of securities related by index or sector made available through certain brokers at a discount brokerage rate) that invest in at least one of the following asset classes: … International Bonds … Emerging Market Bonds”. Please clarify if these two asset classes will include Corporate Bonds, Sovereign Debt or both.

RESPONSE:	The “International Bonds” and “Emerging Market Bonds” asset classes will include both “Corporate Bonds” and “Sovereign Debt”. The Principal Investment Strategies disclosure has been revised accordingly.

COMMENT 2:	In the bullet point on page 2 that states “High Yield Bonds”, please add the words “also known as ‘Junk Bonds’”.

RESPONSE:	The requested language has been added to the bullet point.

COMMENT 3:	Please restate the disclosure in the first three paragraphs of page 3 in the Principal Investment Strategies section in plain English.

RESPONSE:	The Principal Investment Strategies disclosure has been revised accordingly.

COMMENT 4:	For the first and second components discussed in the second and third paragraphs of page 3 in the Principal Investment Strategies section, please explain how the Fund’s investment adviser will select debt and equity investments.

RESPONSE:	The Principal Investment Strategies disclosure has been revised to add additional information on how the Fund’s investment adviser will select debt and equity investments.

COMMENT 5:	The last paragraph on page 3 in the Principal Investment Strategies section states, in part:

In general, the Fund will not purchase or sell futures contracts or related options unless either (i) the futures contracts or options thereon are purchased for “bona fide hedging” purposes (as defined under regulations promulgated by the U.S. Commodity Futures Trading Commission (“CFTC”)); or (ii) if purchased for other purposes, the sum of the amounts of initial margin deposits on the Fund's existing futures and premiums required to establish non-hedging positions, less the amount by which any such options positions are “in-the-money” (as defined under CFTC regulations) would not exceed 5% of the liquidation value of the Fund's total assets.

Please clarify what is meant by “for other purposes”.

RESPONSE:	The disclosure in question has been removed from the Prospectus.

Principal Risks (pp. 4-8)

COMMENT 6:	If the Fund intends to invest in high yield bonds as a principal investment strategy, please include appropriate risk disclosure for such investments.

RESPONSE:	The following High Yield Bond Risk factor has been included as a sub-paragraph under Fixed Income Securities Risk in the Principal Risks section:

“High-Yield Bond Risk.  High-yield bonds, also known as junk bonds, are debt securities rated below Baa by Moody’s and BBB by S&P or Fitch, and are generally considered speculative in nature and are generally subject to greater risks with respect to the non-payment of interest and principal and greater market fluctuations than higher-rated debt securities. High-yield bonds are usually issued by companies without long track records of sales and earnings, or by companies with questionable credit strength. These debt securities are considered below investment grade. The retail secondary market for these securities may be less liquid than that of higher-rated debt securities, and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s net asset value. These risks can reduce the value of the Fund’s shares and the income it earns.”

COMMENT 7:	The Fund includes an “Emerging Markets Risk” under its Principal Risks section. Please include disclosure on how the Fund’s investment adviser defines an emerging market.

RESPONSE:	The following disclosure has been added to the “Emerging Markets Risk” section:

“The Fund considers “emerging markets” generally to include those included in the MSCI Emerging Markets index or the FTSE Emerging Markets stock index.”

COMMENT 8:	If the Fund intends to invest in sovereign debt as a principal investment strategy, please include a separate risk factor describing the rights of such an investment.

RESPONSE:	The following Foreign Government Debt Obligation Risk factor has been included as a sub-paragraph under Foreign Securities Risk in the Principal Risks Section:

Foreign Government Debt Obligation Risk.  Investments in sovereign debt obligations involve special risks which are not present in corporate debt obligations. The foreign issuer of the sovereign debt or the foreign governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt, and the NAV of the Fund, to the extent it invests in such securities, may be more volatile than prices of U.S. debt issuers. In the past, certain foreign countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor’s policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to timely service its debts. Consequently, governmental entities may default on their sovereign debt.

Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3454 if you have any questions.

Very truly yours,

/s/ Bo J. Howell

Bo J. Howell
Secretary